Craig M. Garner Direct Dial: (858) 523-5407 Craig.Garner@lw.com	12636 High Bluff Drive, Suite 400 San Diego, California 92130-2071 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Dubai	Orange County
	Frankfurt	Paris
	Hamburg	Rome
August 28, 2008	Hong Kong	San Diego
	London	San Francisco
	Los Angeles	Shanghai
	Madrid	Silicon Valley
	Milan	Singapore
	Moscow	Tokyo
	Munich	Washington, D.C.

File No. 028713-0007

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zhone Technologies
Form 10-K for the year ended December 31, 2007
Filed March 6, 2008
File No. 000-32743

Dear Mr. Spirgel:

On behalf of our client, Zhone Technologies, Inc. (the “Company”), we are responding to the Staff’s comment letter dated August 14, 2008 with respect to the above-referenced Annual Report on Form 10-K. For ease of reference, we have set forth the Staff’s comments and the Company’s responses below.

Form 10-K for the year ended December 31, 2007

Definitive Proxy Statement Incorporated by Reference into Part III of Form 10-K

Compensation Discussion and Analysis, page 15

1.	Throughout your compensation discussion and analysis and as to each compensation element, disclose how the compensation committee arrived at and why it paid each of the particular levels and forms of compensation for each named executive officer. For example, you state on page 18 that the compensation committee considers several internal factors in determining the size of the long-term equity incentives to be awarded. However, you do not analyze how the committee’s consideration of these factors resulted in the options awarded to each named executive officer. Please expand your discussion and analysis regarding the compensation awarded to each named executive in future filings.

August 28, 2008

In future filings the Company will expand its discussion and analysis to disclose how the Company’s compensation committee arrived at and why it paid each of the particular levels and forms of compensation with respect to each of the named executives. As the Staff noted, the Company’s compensation discussion and analysis included a discussion that the Company’s compensation committee considers several internal factors in determining the size of the long-term equity incentives to be awarded. In the future, the Company will expand this disclosure to clarify that the compensation committee does not apply any set formula or consider any specific weighting of these factors in setting the awards for a year. Rather, the level of awards is determined solely in the discretion of the compensation committee, taking into account those factors and the recommendations of management.

2.	Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers. In this regard, we note the significantly different amounts paid to each of the named executive officers as salary and option awards. In future filings, please supplement your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers.

In future filings the Company will identify, if applicable, any material differences in compensation policies for individual named executives. The same compensation policies apply to all of the Company’s named executives, other than with respect to compensation payable under the Company’s sales management compensation plans. In that regard, the Company will add a discussion in future filings, to the extent applicable, of its sales management compensation plans. Any other disparities in the amount of compensation that was paid to the named executives merely reflect the relative positions of the individuals and the market compensation level for such positions within the Company’s peer group.

Summary Compensation Table, page 21

3.	We note amounts reported for Messrs. Fischer and Scheck for 2006 and 2007 under the “Non-Equity Incentive Plan Compensation” column of the summary compensation table. In your response letter, tell us why there is no disclosure under the 2007 Grants of Plan-Based Awards table for non-equity incentive plan awards. In addition, expand your compensation discussion and analysis in future filings to discuss how the amount of this non-equity compensation earned by Messrs. Fischer and Scheck was determined under the sales management compensation plan.

In future filings, to the extent the named executives earn commissions under the Company’s sales management compensation plans, the Company will discuss how such commissions are earned. Each sales employee has the opportunity to earn commissions on his or her sales, or on sales within his or her region of responsibility, based on a commission rate that is determined each year according to the following formula:

Basic commission rate = target rate of commissions / annual quota base

August 28, 2008

In addition, if the annual quota base for any sales employee is exceeded at any time during the course of a year, the basic commission rate is doubled for the individual’s sales for the remainder of the year. Each individual’s target rate of commissions is negotiated individually with and approved by the Chief Executive Officer of the Company. Each individual’s annual quota base is based on Company sales goals for the individual’s region of responsibility, and is not an indication of the individual’s expected performance. Messrs. Fischer and Scheck’s target rate of commissions and annual quota base for 2007 were as follows:

	Target Rate of Commissions	Annual Quota Base
Mr. Fischer	$150,000	$71,500,000
Mr. Scheck	$175,000	$99,000,000

Mr. Scheck’s target rate of commissions is higher than Mr. Fischer’s due to his longer tenure with the Company and greater sales experience.

Sales employees can also earn additional cash bonuses based on achievement of a specified quarterly quota base in any calendar quarter as follows:

•	$2,500 for the first quarter where the quarterly quota base is achieved

•	$3,750 for the next quarter where the quarterly quota base is achieved

•	$5,000 for the next quarter where the quarterly quota base is achieved

•	$7,500 for the next quarter where the quarterly quota base is achieved

In addition, the Company will include in the “Grants of Plan-Based Awards” table in future filings the individual’s target rate of commissions, as there is no threshold or maximum commission that can be earned. This information was inadvertently omitted from the table in the compensation discussion and analysis incorporated by reference into the Company’s Annual Report on Form 10-K for the year ended December 31, 2007.

Outstanding Equity Awards at 2007 Fiscal Year-End, page 23

4.	We note the disclosure in the footnotes to the table regarding the vesting schedules of options; however, unless you provide the grant dates of the options for footnotes (1) and (5), it is not possible to determine the vesting dates of options held at fiscal-year end. Please confirm that you will provide sufficient information to comply with Instruction 1 to Item 402(f)(2) of Regulation S-K in the future.

August 28, 2008

In future filings the Company will provide the grant dates for the options so that the vesting dates of the options held at year end may be determined. For options granted prior to September 1, 2006, the grant date was ten years earlier than the option expiration date listed on the “Outstanding Equity Awards at Fiscal Year End” table, and for options granted on and after September 1, 2006, the grant date was seven years earlier than the option expiration date so listed.

Potential Payments Upon Termination, page 25

5.	Please briefly define “cause” and “good reason” under Mr. Ejabat’s employment agreement so that shareholders may understand under what circumstances Mr. Ejabat is entitled to compensation upon termination.

In future filings the Company will include descriptions of “cause” and “good reason” under the description of Mr. Ejabat’s amended and restated employment agreement. For purposes of Mr. Ejabat’s amended and restated employment agreement, “cause” is generally defined to include: (1) his willful or continued failure to substantially perform his duties with the Company, (2) his conviction of, guilty plea to, or entry of a nolo contendere plea to a felony, (3) his willful or reckless misconduct that has caused or is reasonably likely to cause demonstrable and material financial injury to the Company, (4) his willful and material breach of certain sections in the amended and restated employment agreement pertaining to disclosure and assignment of inventions, confidentiality and nonsolicitation, or (5) his failure to cure the adverse effects of his willful and material breach of any of such sections of the amended and restated employment agreement within the required time. For purposes of Mr. Ejabat’s amended and restated employment agreement, “good reason” is generally defined to include the occurrence of any of the following events without his consent: (1) a material diminution in his base compensation, (2) a material diminution in his authority, duties or responsibilities, (3) a material change in the geographic location at which he must perform his duties, or (4) any other action or inaction that constitutes a material breach by the Company of its obligations under the amended and restated employment agreement.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In accordance with the Staff’s comment, attached as Annex A to this letter is a written statement from the Company acknowledging the foregoing.

* * * * *

August 28, 2008

Please call me at (858) 523-5407 with any questions or comments you may have.

Very truly yours,

/s/ Craig M. Garner
Craig M. Garner of LATHAM & WATKINS LLP

cc:	Kirk Misaka, Zhone Technologies, Inc.

ANNEX A

Company Certification

Pursuant to the Staff’s comment letter dated August 14, 2008 to Zhone Technologies, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2007, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 28, 2008

/s/ Kirk Misaka
Kirk Misaka
Chief Financial Officer, Corporate Treasurer and Secretary